EXHIBIT 99.1

AMARC TO PARTICIPATE IN CONSOLIDATION OF AURORA WEST THROUGH AURORA MINERALS LTD.

November 12, 2026, Vancouver, BC – Amarc Resources Ltd. ("Amarc" or the "Company") (TSXV: AHR; OTCQB: AXREF; FSE: AQ5) is pleased to acknowledge the announcement on November 12, 2026 by TDG Gold Corp. ("**TDG**") of an agreement with Freeport-McMoRan Mineral Properties Canada Inc. ("**Freeport**"), a wholly owned subsidiary of Freeport-McMoRan Inc. Freeport will acquire a controlling interest in two private companies, which together will acquire TDG's AuRORA West property.

Under the publicly filed August, 2025 Amarc - Freeport Shareholders Agreement ("SHA") which governs the jointly owned JOY Project Joint Venture company, AuRORA Minerals Ltd. ("AML"), any mineral claims and other rights which are acquired by either Freeport or Amarc that fall fully or partially within the 2 km area of common interest around AML's property ("AOI Interests") are to be offered to AML at cost. To date, the focus of TDG's AuRORA West drilling has occurred well within the AOI Interests.

AML is currently owned 60% by Freeport and 40% by Amarc, with Freeport in the process of earning a further 10% interest in AML by funding an additional $75 million in Stage 2 expenditures of which approximately $40-$45 million of that amount has been funded to-date. Under the SHA, Freeport will be required to fund the first estimated $30-$35 million of acquisition costs of the AOI Interests through the remaining expenditures required to acquire a 70% equity interest in AML (see Amarc release July 21, 2026). Upon Freeport earning 70%, Amarc will be responsible for its 30% of AML costs including any consideration payable for the AOI Interests.

Diane Nicolson, President and CEO, commented:

"This is another milestone in unlocking what Amarc considers to be the Tier 1 potential of the 630 km² JOY Copper-Gold District, which is being driven by the AuRORA deposit discovery. The consolidation of the AOI Interests represent a necessary step in the ultimate development of this emerging district. With a rare combination of high intersected grades near surface, as well as excellent continuity and geometry in the discovery holes, AuRORA is shaping up to be potentially one of British Columbia's highest grade porphyry gold-copper-silver discoveries and in Amarc's opinion is strategically important to the consolidation of the Toodoggone Region."

Next Steps

Amarc is awaiting formal notice from Freeport, after which Amarc will have a minimum of 45 days to elect to have applicable claims and other rights contributed to AML. Amarc will then be required to fund its 30% share of the applicable cost not carried by Freeport. Amarc is currently in a strong financial position having completed a C$20 million private placement in September 2026 (see Amarc release September 10, 2026). Agentis Capital Mining Partners has been engaged as financial advisor to Amarc Resources Ltd.

About Amarc Resources Ltd.

Amarc is a mineral exploration and development company led by a management team with a 40-year track record of generating strong shareholder value through the discovery and development, and the successful transaction of long life, high value copper and/or gold deposits both in British Columbia and on the global stage. Through its association with Hunter Dickinson Inc. ("HDI"), a diversified, global mining company, members of Amarc's team

have been associated with 39 discoveries or projects significantly advanced, 14 of which have been mined or are currently in production, with more to come.

Amarc is advancing the JOY, DUKE and IKE Districts located in prolific porphyry regions of northern, central, and southern BC, all of which are in proximity to key industrial infrastructure – including power, highways, and rail. Each District represents significant potential for the discovery and development of multiple and important-scale, porphyry copper±gold deposits

At JOY, Freeport-McMoRan Mineral Properties Canada Inc. ("Freeport"), a wholly owned subsidiary of Freeport-McMoRan Inc. earned, under the Mineral Property Earn-In Agreement, an initial 60% interest in the JOY District by funding CAD $35 million under an accelerated timeframe (see Amarc releases May 12, 2021 and May 29, 2025). The JOY District is now being advanced through AuRORA Minerals Ltd, ("AML") a private joint venture corporation held 60% by Freeport and 40% by Amarc (see Amarc release September 4, 2025). Freeport has elected to earn a further 10% interest in the JOY District by funding an additional $75 million in staged expenditures. While Freeport is now the Operator of JOY, Aurora Minerals Ltd., the joint venture company has appointed Amarc as the primary contractor to continue to manage the JOY exploration programs under a separate Services Agreement. In support of this momentum, Amarc executed on behalf of AML, an expanded exploration program of CAD $20 million in 2026 (see Amarc release July 21, 2026 release).

At the DUKE District, Boliden Mineral Canada Ltd. ("Boliden"), an entity within the Boliden Group a multi-national Swedish metal provider primarily focused on zinc and copper, at DUKE (see Amarc releases November 22, 2022 and April 2, 2026), continues its participation having sole funded CAD$30M of exploration expenditures though to the end of 2025. Boliden and Amarc have now entered a 60:40 joint venture (the "DUKE JV") under which the parties must fund exploration activities on a pro rata basis or dilute their interest in the DUKE JV. Amarc is the operator at the DUKE District and is completing on behalf of the joint venture a CAD $4 million exploration program in 2026 (see Amarc June 26, 2026).

The JOY District hosts the metal-rich AuRORA Gold-Copper Deposit, discovered in 2024, which stands to be the key to the development of not only the District but to the entire Toodoggone Region. The JOY District is also host to multiple other historical deposits, discoveries and deposit targets. The Duke District, and the DUKE Deposit, are located in the Babine region, one of BC's most prolific porphyry copper-gold belts that includes the past producing Bell and Granisle mines and the advanced stage Morrison deposit, held by third parties. The IKE District hosts two known copper±gold deposits open for drill expansion and multiple deposit-scale targets ready for drill discovery.

Amarc has only just begun to tap the full potential of its three districts and is unlocking shareholder value through its well-funded discovery focused exploration, a highly disciplined approach to development and by consistently working to develop close partnerships with governments, communities, Indigenous groups and other stakeholders.

Qualified Person

Mark Rebagliati, P.Eng, a Qualified Person ("QP") as defined by National Instrument 43-101, has reviewed and approved all technical and scientific information contained in this news release. Mr. Rebagliati is not independent of the Company.

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For further details on Amarc Resources Ltd., please visit our website at www.amarcresources.com or contact:

Diane Nicolson, President & CEO at +1 (778) 388 4603, Email: DianeNicolson@hdimining.com
Tom McMillan, VP Investor Relations at +1 (604) 364-8386, Email: TomMcMillan@amarcresources.com

ON BEHALF OF THE BOARD OF DIRECTORS OF AMARC RESOURCES LTD.
Dr. Diane Nicolson
President and CEO

Neither Freeport or the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking and other Cautionary Information

This news release includes certain statements that may be deemed "forward-looking statements". Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: Amarc's projects will obtain all required environmental and other permits and all land use and other licenses, studies and exploration of Amarc's projects will continue to be positive, and no geological or technical problems will occur. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, exploration and development of properties located within Aboriginal groups asserted territories may affect or be perceived to affect asserted aboriginal rights and title, which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review Amarc's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedarplus.ca.